QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to General Instruction II.L. on Form F-10; File No. 333-197611

        No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated July 29, 2014 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of DragonWave Inc. c/o 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9, telephone (613) 599-9991; facsimile (613) 599-4265, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated July 29, 2014

New Issue	July 31, 2014

DragonWave Inc.

7,963,750 Common Shares

This Prospectus Supplement relates to the issuance of: (i) up to 6,925,000 of our common shares (the "Common Shares") issuable from time to time on exercise of up to 6,925,000 share purchase warrants (the "Warrants") expected to be issued by us on or about August 1, 2014 pursuant to the Unit Offering (as described below); (ii)1,038,750 Common Shares which may be issued from time to time upon the exercise of Warrants that may be issued on exercise of the Over-Allotment Option (as defined herein); and (iii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Indenture (as defined herein). See "Terms of Warrants".

On July 25, 2014, we filed a prospectus supplement to our short form base shelf prospectus dated August 29, 2013 with the securities commission or similar regulatory authority in each of the provinces of Canada (except Quebec) and a prospectus supplement to our registration statement on Form F-10 (File No. 333-190674), filed with the United States Securities and Exchange Commission (the "SEC") on August 16, 2013, as amended on August 29, 2013, relating to the offering (the "Unit Offering") by us in all of the provinces of Canada, except Quebec, and the United States of 15,927,500 units ("Units") (assuming the exercise of the Over-Allotment Option in full), each Unit consisting of one Common Share and one-half of one Warrant, with each whole Warrant exercisable for one Common Share. The Unit Offering is expected to be completed on or about August 1, 2014 (the "Closing Date"). The exercise price of the Warrants was determined by negotiation between us and the Underwriters (as defined herein). See "Plan of Distribution".

This Prospectus Supplement registers the offering of the securities to which it relates under the United States Securities Act of 1933, as amended, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulator authority in each of the provinces of Canada (except Quebec). This Prospectus Supplement does not qualify in any of the provinces or territories of Canada the distribution of the securities to which it relates.

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the symbol DWI and on the NASDAQ Global Select Market ("NASDAQ") under the symbol DRWI. On July 30, 2014, the closing price of the Common Shares on the TSX was C$1.66 and on NASDAQ was US$1.53 per Common Share. The TSX has conditionally approved the listing of Common Shares issuable upon exercise of the Warrants. Listing of the Common Shares issuable upon exercise of the Warrants is subject to us fulfilling all of the listing requirements of the TSX on or before October 22, 2014. NASDAQ has confirmed that it will list the Common Shares that are issuable upon exercise of the Warrants, upon notice of issuance.

No underwriter or dealer in Canada or the United States has been involved in the preparation of, or performed any review of the contents of, this Prospectus Supplement or the accompanying Prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

This Prospectus Supplement is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with U.S. generally accepted accounting principles, and thus may not be comparable to financial statements of Canadian companies.

Enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated in Canada, our principal executive offices are located in Canada, all of our directors and executive officers and most of the experts named in this Prospectus Supplement, including our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. In addition, one of our directors, Robert Pons, resides outside of Canada and he has appointed Dentons Canada LLP, 99 Bank Street, Suite 1420, Ottawa, Ontario as his agent for service of process. Purchasers of our securities are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

Investing in our Common Shares involves significant risks. You should carefully read the "Risk Factors" section in the accompanying short form base shelf prospectus dated July 29, 2014 (the "Prospectus") beginning on page 16, and the documents incorporated by reference therein and herein.

You should be aware that the acquisition, holding or disposition of Common Shares may subject you to tax consequences both in the United States and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. You should consult with your own tax advisors with respect to your own particular circumstances and read the discussion under the headings "Certain U.S. Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations" in this Prospectus Supplement.

Our head and registered office is 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9.

 TABLE OF CONTENTS

Prospectus Supplement

Prospectus

 IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Common Shares issuable upon exercise of the Warrants and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares issuable upon exercise of the Warrants. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the offering to which it relates. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See "Where You Can Find More Information".

        You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Common Shares issuable upon exercise of the Warrants or the Warrants varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. We have not authorized any other person to provide investors with additional or different information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it. We are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference herein and therein. To the extent that any statement made in this Prospectus Supplement differs from those in the accompanying Prospectus, the statements made in the accompanying Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement.

        This Prospectus Supplement and the Prospectus are part of a registration statement on Form F-10 (the "U.S. Registration Statement") that we have filed with the SEC. This Prospectus Supplement does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. U.S. persons should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to us and our securities. See "Documents Filed As Part of the U.S. Registration Statement" in the accompanying Prospectus.

        In this Prospectus Supplement, "we", "us" and "our" refer to DragonWave Inc.

        Unless the context requires otherwise, all references to the "Warrants" include the Over-Allotment Warrants.

        We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"), which may differ from generally accepted accounting principles which are in effect from time to time in Canada, including International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements incorporated by reference in the Prospectus or this Prospectus Supplement may not be comparable to financial statements of other Canadian companies.

WHERE YOU CAN FIND MORE INFORMATION

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of the offering.

        Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Secretary by contacting us at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9, telephone (613) 599-9991; facsimile (613) 599-4265, or by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        We will file the warrant indenture to be entered into as of the closing of the Unit Offering between us and Computershare Trust Company of Canada (the "Warrant Indenture") under our profile on SEDAR at www.sedar.com under the heading "Documents Affecting the Rights of Securityholders" and with the SEC on Form 6-K

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to certain of the information requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with that legislation we file reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. As well, a free copy of any public document filed by us with the SEC's Electronic Data Gathering and Retrieval (EDGAR) system is available from the SEC's website at www.sec.gov.

        The following documents were filed with the securities commission or other similar securities regulatory authority in each of the provinces of Canada and in the United States with the SEC and are specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:

  (a)
  our unaudited consolidated interim financial statements as at and for the three months ended May 31, 2014, together with the notes thereto;

  (b)
  our management's discussion and analysis of consolidated results of operations and financial condition dated July 9, 2014 for the three months ended May 31, 2014 (the "Q1 MD&A");

  (c)
  our annual information form dated May 22, 2014 for the fiscal year ended February 28, 2014 (the "Annual Information Form");

  (d)
  our management proxy circular dated May 23, 2014, prepared in connection with the annual general and special meeting of our shareholders held on June 20, 2014;

  (e)
  our audited consolidated financial statements as at and for the years ended February 28, 2014 and February 28, 2013, together with the notes thereto and the auditors' reports thereon (the "Annual Financial Statements"); and

  (f)
  our management's discussion and analysis of consolidated results of operations and financial condition dated May 14, 2014 for the three and twelve months ended February 28, 2014.

        Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus Supplement and prior to the termination of the distribution of the Common Shares under this Prospectus Supplement shall be deemed to be incorporated by reference in the accompanying Prospectus for purposes of the offering of the Common Shares issuable from time to time on exercise of the Warrants. We also incorporate by reference into the U.S. Registration Statement of which this Prospectus Supplement forms a part any future information we file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act, except (i) that any section of any annual information form, filed as an exhibit to an Annual Report on Form 40-F, entitled "Ratings" or another similar caption will not be deemed incorporated by reference into the U.S. Registration Statement of which this Prospectus Supplement forms a part, and (ii) that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report.

        Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

        Upon a new annual information form and related annual financial statements and management's discussion and analysis relating thereto, being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of the Prospectus, the previous annual information form, annual and interim financial statements and management's discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into the Prospectus for purposes of future offers and sales of Securities under the Prospectus. Upon a new management proxy circular relating to an annual meeting of our shareholders being filed with the applicable securities regulatory authorities during the currency of the Prospectus, the management proxy circular for the preceding annual meeting of shareholders will be deemed no longer to be incorporated by reference into the Prospectus for purposes of future offers and sales of Securities under the Prospectus.

        You should rely only on the information contained in or incorporated by reference in the Prospectus or any applicable Prospectus Supplement. We are not making an offer of securities in any jurisdiction where the offer is not permitted by law.

        Information contained on our website, www.dragonwaveinc.com, is not part of the Prospectus or this Prospectus Supplement and is not incorporated herein by reference and may not be relied upon by you for the purpose of determining whether to invest in our securities offered under this Prospectus Supplement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement contains or incorporates by reference "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

  •
  the timing and completion of the Unit Offering;

  •
  the use of proceeds upon the exercise of the Warrants;

  •
  our strategic plans and objectives;

  •
  our growth strategy;

  •
  our customer diversification and expansion initiatives;

  •
  our expectations regarding the results of the development by us of the microwave transport business we acquired from Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks in August 2013 in connection with the acquisition by Nokia Corporation of Siemen's 50% stake in Nokia Siemens Networks) and which now operates as Nokia (referred to herein as either: "Nokia" or "Nokia's Networks business");

  •
  our expectations regarding end-customer demand for our products;

  •
  our expectations regarding the development of our target markets;

  •
  developments described under the heading "Our Business — Recent Developments"; and

  •
  our plans, objectives and targets for operating cost reductions, revenue growth and margin performance.

        There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: our reliance on Nokia for a large percentage of our revenues and our direct and indirect exposure to risks to Nokia's business; our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia; our reliance on a small number of customers for a large percentage of revenue; our ability to scale our supply chain to meet demand, including reliance on suppliers such as control manufacturers, third party component suppliers and suppliers of outsourced services; our ability to implement our ongoing program of operating cost reductions; our dependence on the development and growth of the market for high-capacity wireless communications services; intense competition from several competitors; competition from indirect competitors; our history of losses; our dependence on our ability to develop new products and enhance existing products; our ability to successfully manage growth; our dependence on establishing and maintaining relationships with channel partners; dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel; quarterly revenue and operating results that are difficult to predict and can fluctuate substantially; a lengthy and variable sales cycle; the impact that general economic weakness and volatility may be having on our customers; disruption resulting from economic and geopolitical uncertainty; currency fluctuations; our exposure to credit risk for accounts receivable; pressure on our pricing models from existing and potential customers and as a result of competition; the allocation of radio spectrum and regulatory approvals for our products; the ability of our customers to secure a license for applicable radio spectrum; changes in government regulation or industry standards that may limit the potential market for our products; our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers; our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others; risks associated with software licensed by us; a change in our tax status or assessment by domestic or foreign tax authorities; exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws; product defects, product liability claims, and health and safety risks relating to wireless products; risks associated with our outstanding warrants and the impact that the terms of such warrants on our ability to raise capital and to undertake certain business transactions; the risk that our actual financial results may vary from our publicly disclosed forecasts; risks associated with possible loss of our foreign private issuer status in the United States; and risks and expenses associated with our Common Shares and being a public company. In addition, our management has broad discretion over the use of proceeds from the Unit Offering and if we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer. These and other material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, are further described on pages 27-48 of our Annual Information Form dated May 22, 2014 and under the heading "Liquidity and Capital Resources — Liquidity Discussion" in our Management's Discussion and Analysis dated July 9, 2014.

        In particular, forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia and our renewed operational framework with Nokia announced on April 10, 2013 are based on certain assumptions including:

  •
  the successful implementation of our renewed framework with Nokia on April 10, 2013, including sales growth from Nokia as a result of the renewed framework; and

  •
  our ability to obtain operating cost reductions through measures including consolidation and rationalization of the business acquired from Nokia, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

        Other risks relating to Nokia identified by Nokia Corporation are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2013 under item 3D "Risk Factors".

        Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in the Prospectus and this Prospectus Supplement are made as at the date of the original document and have not been updated by us except as expressly provided for in the Prospectus and/or this Prospectus Supplement. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

        We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

 CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars. All references to "dollars", "U.S.$" or "$" are to United States dollars and all references to "C$" are to Canadian dollars. For purposes of the amounts referenced in this Prospectus Supplement, unless specified otherwise, the rate of exchange was U.S.$1.00=C$1.0909 or C$1.00=U.S.$0.9167, each based on the Bank of Canada's noon exchange rate for July 30, 2014.

USE OF PROCEEDS

        From time to time, when Warrants are exercised, we will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the 6,925,000 Warrants expected to be issued upon the closing of the Unit Offering are exercised prior to the Expiry Time (as defined herein), that all Over-Allotment Warrants are issued and exercised prior to the Expiry Time, and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place, the net proceeds to the Company will be C$17,918,437. The net proceeds from the exercise of such Warrants will be used for general corporate purposes.

TERMS OF WARRANTS

        The Warrants will be created and issued pursuant to, and governed by, the terms of the Warrant Indenture between us and Computershare Trust Company of Canada (the "Warrant Agent"), to be entered into and dated as of the Closing Date. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is subject in its entirety to the detailed provisions of the Warrant Indenture. Following the closing of the Unit Offering we will file an executed copy of the Warrant Indenture on SEDAR and with the SEC. We have appointed the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer.

        The Common Shares and the Warrants comprising the Units will separate immediately upon closing of the Unit Offering. Each whole Warrant will entitle the holder to purchase one Common Share at a price of C$2.25. The Exercise Price and the number of Common Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. The Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on that date which is 24 months after the Closing Date (the "Expiry Date"), after which time the Warrants will expire and become null and void. The Exercise Price for the Warrants is payable in Canadian dollars. The Warrant Indenture provides that, subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, we will be entitled to purchase on any stock exchange, in the open market, by private contract or otherwise, all or any of the Warrants then outstanding and any Warrants so purchased will be cancelled.

        Holders of Warrants may, instead of exercising their Warrants to subscribe for Common Shares, sell or transfer their Warrants. Holders of Warrants who hold through participants in CDS Clearing and Depository Services Inc. ("CDS") or The Depository Trust Company ("DTC") participants and who wish to sell or transfer their Warrants must do so in the same manner in which they sell or transfer Common Shares, namely, by providing instructions to the CDS participant or DTC participant, as the case may be, holding their Warrants in accordance with the policies and procedures of the CDS participant or DTC participant, as applicable. The TSX has conditionally approved the listing of the Warrants. Listing of the Warrants is subject to us fulfilling all of the listing requirements of the TSX on or before October 22, 2014. We intend to apply to list the Warrants on NASDAQ. The listing of the Warrants on NASDAQ is subject to the fulfillment of all of the listing requirements of NASDAQ. The TSX has conditionally approved the listing of Common Shares issuable upon exercise of the Warrants. Listing of the Common Shares issuable upon exercise of the Warrants is subject to us fulfilling all of the listing requirements of the TSX on or before October 22, 2014. NASDAQ has confirmed that it will list the Common Shares that are issuable upon exercise of the Warrants, upon notice of issuance.

        The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the Exercise Price per Common Share upon the occurrence of certain events, including: (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a dividend paid in the ordinary course); (ii) the subdivision, redivision or change of the Common Shares into a greater number of shares; (iii) the consolidation, reduction or combination of the Common Shares into a lesser number of shares; (iv) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period of not more than 90 days from such record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Common Shares on such record date; and (v) the issuance or distribution to all or substantially all of the holders of the Common Shares of (a) shares of any class other than the Common Shares, (b) certain other rights, options or warrants, (c) evidences of indebtedness, or (d) certain other cash, securities or other property (other than a dividend paid in the ordinary course).

        The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or Exercise Price, as applicable, in the event of the following additional events: (1) reclassifications of the Common Shares or a capital reorganization of the Company (other than as described in clauses (i) to (iii) above); (2) any merger, consolidation, arrangement or amalgamation of the Company; or (3) the liquidation or dissolution of the Company.

        No adjustment will be made in the right to acquire Common Shares attached to the Warrants if an issue of Common Shares is being made in connection with a share incentive plan for the benefit of our directors, officers, employees, consultants or other service providers or the satisfaction of existing instruments issued as of the date of the Warrant Indenture.

        We will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, we will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the Exercise Price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

        No fractional Common Shares will be issued or otherwise provided pursuant to the Warrant Indenture. The Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights, redemption or any other rights which holders of Common Shares have.

        The Warrant Indenture also provides that we will use our commercially reasonable efforts to maintain the effectiveness of the U.S. Registration Statement or otherwise have an effective registration statement filed with the SEC relating to the Common Shares issuable upon exercise of the Warrants effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent our amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume our obligations under the Warrant Indenture). If no such registration statement is effective, no person holding Warrants will be permitted to exercise Warrants, unless an exemption from the registration requirements of the United States Securities Act of 1933, as amended, is available. If no such registration statement is effective, we will notify the Warrant Agent in accordance with the provisions of the Warrant Indenture. The Warrant Indenture provides that if there is no effective registration statement filed with the SEC relating to the Common Shares issuable upon exercise of the Warrants issued to purchasers in the Unit Offering, then such Warrants must be exercised by means of a "cashless exercise" in which the holder will be entitled to surrender a portion of the Common Shares subject to the Warrant in lieu of cash for the exercise price.

        From time to time we, along with the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment, modification, arrangement or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy holding at least 5% of the aggregate number of Common Shares that could be acquired and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the aggregate number of Common Shares that could be acquired at the meeting and voted on a poll upon such resolution; or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 51% of the aggregate number of Common Shares that could be acquired.

Acquisition Event

        The occurrence of an "Acquisition Event" (as defined in the Warrant Indenture) will have important consequences for holders of Warrants.

        An "Acquisition Event" means (i) any merger, consolidation, arrangement or amalgamation of the Company or the liquidation or dissolution of the Company; or (ii) any take-over bid, tender offer or share exchange offer; or (iii) any direct or indirect sale, lease, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole (other than a transfer of assets among the Company and its subsidiaries); or (iv) any other transaction or series of transactions, the result of which is that: (A) any person (as defined in the Warrant Indenture) or group of persons acting jointly or in concert become the beneficial owners, directly or indirectly, of more than 50% of the "Voting Shares" (as defined in the Warrant Indenture) of the Company; or (B) all or substantially all of the holders of the Voting Shares of the Company immediately prior to such event, cease to own, directly or indirectly, at least a majority of the Voting Shares of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such event, the parent corporation of such surviving or resulting corporation; or (C) any person or group of persons acting jointly or in concert become the beneficial owners, directly or indirectly, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole.

        Upon the consummation of an Acquisition Event, the Company or any acquirer of the Company or its business is required to purchase, and each holder of Warrants is required to sell to the purchaser, all Warrants that on the consummation of the Acquisition Event have not been exercised (the "Remaining Warrants"). The purchase price for the Remaining Warrants will be cash (less any applicable withholding taxes) in an amount equal to the "Black Scholes Value" (as defined in the Warrant Indenture) of the Remaining Warrants.

        "Black Scholes Value" means the value of the Remaining Warrant, which value is calculated using the Black Scholes Option Pricing Model obtained from the "OV" function on Bloomberg determined as of the date of consummation of the Acquisition Event for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the Acquisition Event and the Expiry Date; (B) an expected volatility equal to 35%; (C) the underlying price per share used in such calculation will be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration (as determined in good faith by our directors), if any, being offered in such Acquisition Event; and (D) a remaining option time equal to the time between the date of the public announcement of the Acquisition Event and the Expiry Date.

        We will also covenant in the Warrant Indenture that, so long as any Warrant remains outstanding, we will give notice to holders of Warrants of an Acquisition Event, at least 14 days prior to the expected date of consummation of the Acquisition Event. The holders of Warrants will be permitted to make any exercise of the Warrants conditional on the consummation of the Acquisition Event.

        In the event that on or before the consummation of an Acquisition Event a holder of Warrants has failed to take all necessary steps to sell its Remaining Warrants as required by the Warrant Indenture, and we (or an acquirer) deposits or causes to be deposited the Black Scholes Value of the Remaining Warrants (less applicable withholding taxes) with any trust company or chartered bank in Canada for the account of the holder, effective on such deposit the Remaining Warrants will terminate. On termination, the holder will not have any further rights against us or any other person except, on surrender of the certificates for such Remaining Warrants, to receive the Black Scholes Value of the Remaining Warrants (less applicable withholding taxes) held on deposit.

        These rights and obligations have been included in the Warrant Indenture to provide for the purchase or expiry of any Warrants that remain unexercised on the consummation of an Acquisition Event, so that after an Acquisition Event no Warrants will be outstanding.

        Despite these provisions, an acquirer of the Company or our business in an Acquisition Event could choose to make an offer to holders of Warrants to assume all of the Warrants. The Warrant Indenture provides that holders of Warrants may by an extraordinary resolution assent to such an offer. The Warrant Indenture does not require an acquirer to make such an offer, and there can be no assurance that such an offer would be made by an acquirer.

PLAN OF DISTRIBUTION

        This Prospectus Supplement relates to the issuance of: (i) up to 6,925,000 Common Shares issuable from time to time on exercise of 6,925,000 Warrants expected to be issued by us on or about August 1, 2014; (ii) up to 1,038,750 Common Shares which may be issued from time to time upon the exercise of Warrants that may be issued on exercise of the Over-Allotment Option; and (iii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants. Each whole Warrant will entitle the holder to purchase one Common Share for a price of C$2.25 at any time until 5:00 p.m. (Toronto time) (the "Expiry Time") on the Expiry Date.

        On July 25, 2014, we filed a prospectus supplement to our short form base shelf prospectus dated August 29, 2013 with the securities commission or similar regulatory authority in each of the provinces of Canada (except Quebec) (the "Canadian Securities Regulators") and a prospectus supplement to our registration statement on Form F-10 (File No. 333-190674), filed on August 16, 2013 with the SEC, as amended on August 29, 2013, relating to the offering by us to the public in each of the provinces of Canada, except Quebec, and the United States of Units. Each Unit consists of one Common Share (an "Offered Share") and one half of one Warrant, with each whole Warrant exercisable for one Common Share. In connection with the Unit Offering, we entered into an underwriting agreement dated July 25, 2014 with CIBC World Markets Inc. and H.C. Wainwright & Co., LLC (the "Underwriters"), pursuant to which we agreed to sell and the Underwriters agreed to purchase from us 13,850,000 Units at a price of C$1.80 per Unit (the "Offering Price"). In addition, we granted the Underwriters an option (the "Over-Allotment Option") exercisable in whole or in part, to purchase up to an additional 2,077,500 Units (the "Additional Units") at the Offering Price per Additional Unit for a period of 30 days from and including the Closing Date to cover over allotments, if any, and for market stabilization purposes. Each Additional Unit consists of one Common Share (each, an "Over-Allotment Share") and one half of one warrant (each whole warrant, an "Over-Allotment Warrant") of the Company. Each whole Over-Allotment Warrant entitles the holder thereof to purchase one Common Share (each, an "Over-Allotment Warrant Share") at a price of C$2.25 per Over-Allotment Warrant Share at any time prior to the Expiry Time. The Over-Allotment Warrants will be transferable. The Over-Allotment Option may be exercised by the Underwriters to acquire either: (i) Over-Allotment Units at the Offering Price; (ii) Over-Allotment Warrants at the Warrant Price per Over-Allotment Warrant; (iii) Over-Allotment Shares at the Offered Share Price per Over-Allotment Share; or (iv) any combination of Over-Allotment Units, Over-Allotment Warrants and Over-Allotment Shares, so long as the aggregate number of Over-Allotment Shares and Over-Allotment Warrants that may be issued under the Over-Allotment Option does not exceed 2,077,500 Over-Allotment Shares and 1,038,750 Over-Allotment Warrants. The exercise price of the Warrants was determined by negotiation between us and the Underwriters.

        On July 29, 2014, we filed the accompanying Prospectus with the Canadian Securities Regulators and the U.S. Registration Statement with the SEC relating to the offering by us from time to time of debt securities, Common Shares, warrants to purchase Common Shares or debt securities, subscription receipts and/or units comprised of one or more securities described herein in any combination for an aggregate initial offering price (or equivalent thereof in one or more non-U.S. currencies) of up to U.S.$80,000,000 during the 25 month period that the Prospectus, including any amendments thereto, is valid. The U.S. Registration Statement was effective upon filing with the SEC on July 29, 2014. It is a condition to the closing of the Unit Offering that the we have filed with the SEC this Prospectus Supplement registering the offering of Common Shares issuable from time to time on the exercise of the Warrants.

        This Prospectus Supplement registers the issuance of the Common Shares upon exercise of the Warrants under the United States Securities Act of 1933, as amended, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulator authority in each of the provinces of Canada (except Quebec). This Prospectus Supplement does not qualify in any of the provinces or territories of Canada the distribution of the securities to which it relates.

        The Common Shares to which this Prospectus Supplement relates will be sold directly by us to the holders of Warrants on the exercise of such Warrants. No underwriter, dealer or agent will be involved in these sales.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This section describes the material United States federal income tax considerations of the acquisition, ownership and disposition of the Warrants and the Common Shares issuable upon exercise of the Warrants. This summary addresses only persons or entities that are "U.S. Holders" (as defined below). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from or relating to the acquisition, ownership, and disposition of the Warrants and the Common Shares issuable upon exercise of the Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences or the alternative minimum tax provisions of the Code (as defined below). Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of Warrants or Common Shares issuable upon exercise of the Warrants.

        This section does not apply to you if you are a member of a class of holders subject to special rules, including, but not limited to:

  •
  U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

  •
  U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

  •
  U.S. Holders who are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method;

  •
  U.S. Holders who have a "functional currency" other than the U.S. dollar;

  •
  U.S. Holders who own Warrants or Common Shares issuable upon exercise of the Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

  •
  U.S. Holders that use Warrants or Common Shares issuable upon exercise of the Warrants as security for a loan;

  •
  U.S. Holders who acquired Warrants or Common Shares issuable upon exercise of the Warrants in connection with the exercise of employee stock options or otherwise as compensation for services;

  •
  U.S. Holders who hold Warrants or Common Shares issuable upon exercise of the Warrants other than as capital assets within the meaning of Section 1221 of the Code;

  •
  U.S. expatriates or former longer-term residents of the U.S.; and

  •
  U.S. Holders who own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of our outstanding shares.

        This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), all as in effect on the date of the Unit Offering, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

        This summary is not binding upon the Internal Revenue Service (the "IRS") and no rulings have been or will be sought from the IRS regarding any matters discussed in this summary. In that regard, there can be no assurance that one or more of the tax considerations described in this summary will not be challenged by the IRS or a U.S. court.

        If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds the Warrants or Common Shares issuable upon exercise of the Warrants, the United States federal income tax treatment of a partner (or member) will generally depend on the status of the partner and the tax treatment of the partnership (or other entity). A partner in a partnership (or member of such other entity) holding the Warrants or Common Shares issuable upon exercise of the Warrants should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Warrants or Common Shares issuable upon exercise of the Warrants.

        You are a "U.S. Holder" if you are a beneficial owner of a Warrant or Common Share issuable upon exercise of a Warrant and you are:

  •
  an individual who is a citizen or resident (including a lawful permanent resident alien holding a green card) of the United States as determined for U.S. federal income tax purposes;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a federal, state or local court within the United States and one or more United States persons are authorized to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        The United States federal income tax consequences of the acquisition, ownership and disposition of the Warrant and Common Shares issuable upon exercise of the Warrants can be very complex and, in certain cases, uncertain or potentially unfavourable to a U.S. Holder. Accordingly, each investor who acquires Warrants pursuant to the Unit Offering and who could acquire Common Shares on the exercise of the Warrants is strongly urged to consult its own tax advisor with respect to the United States federal, state or local income and alternative minimum tax, United States federal estate or gift, or foreign tax consequences of such acquisition, ownership and disposition of Warrants and Common Shares issuable upon exercise of the Warrants in light of its own particular facts and circumstances.

Tax Basis in Warrants

        Because each Warrant will be issued as a component of a Unit in the Unit Offering, and will be immediately separable from the underlying Common Share, each purchaser of a Unit, for U.S. federal income tax purposes, generally will be required to allocate the purchase price of the Unit between the Common Share and the Warrant that comprised the Unit based on the relative fair market value of each at the time of issuance. The price allocated to the Warrant generally is the holder's tax basis in the Warrant.

Taxation of Exercise, Sale, Redemption or Expiration of Warrant

        Generally, no U.S. federal income tax will be imposed upon the U.S. Holder of a Warrant upon exercise of such Warrant to acquire Common Shares. Upon exercise of a Warrant, the tax basis of the Common Shares issuable upon exercise of the Warrants acquired thereby would be equal to the sum of the tax basis of the Warrant in the hands of the U.S. Holder plus the exercise price paid, and the holding period of the new Common Share would begin on the date that the Warrant is exercised.

        In general, if you are a U.S. Holder of a Warrant, you will recognize a gain or loss upon the sale, qualifying redemption or other taxable disposition of the Warrant (provided that the Common Shares to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder) in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the Warrant. If a Warrant lapses without exercise, the U.S. Holder will generally realize a capital loss equal to its tax basis in the Warrant. Prospective U.S. Holders should consult their tax advisors regarding the tax consequences of acquiring, holding and disposing of Warrants.

Taxation of Distributions on Common Shares issuable upon exercise of the Warrants

        Under the U.S. federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, if you are a U.S. Holder, a distribution of cash to a Common Share, generally will be included in your gross income as a dividend (without reduction for any amounts withheld in respect of Canadian federal income tax) to the extent of our current or accumulated "earnings and profits" (as computed under United States federal income tax rules).

        If you are a non-corporate U.S. Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a maximum tax rate of 20% provided that you hold the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Common Shares issuable upon exercise of the Warrants should be qualified dividend income provided that we are not a PFIC in the year the dividend is paid or the previous taxable year.

        The dividend is taxable to you when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income as a U.S. Holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

        To the extent that a distribution paid on the Common Shares is in excess of our current and accumulated "earnings and profits" (as determined for U.S. federal income tax purposes), such distribution generally will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the Common Shares with any excess treated as a gain from the sale or exchange of such shares.

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to distributions by us generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 20% tax rate.

        For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either "passive category" or "general category" income for purposes of computing the foreign tax credit allowable to you. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for

Canadian federal income tax purposes, potentially resulting in a reduced foreign tax credit allowance to a U.S. Holder. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Taxation of Sale, Exchange or other Taxable Disposition of Common Shares Issued upon the Exercise of the Warrants

        Subject to the PFIC rules discussed below, if you are a U.S. Holder and you sell or otherwise dispose of your Common Shares issued upon the exercise of the Warrants, you will recognize gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount that you realize and your tax basis, determined in United States dollars, in such shares. Any such gain or loss will be capital gain or loss if the shares are held by you as capital assets. Any such gain or loss generally will be United States source income or loss for purposes of applying the United States foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as "foreign source" under the Convention and such U.S. Holder elects to treat such gain as "foreign source". Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 20% where the U.S. Holder has a holding period greater than one year. Deductions for capital losses are subject to limitations.

PFIC Rules

        A non-U.S. corporation will be a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes for any taxable year, if either (i): 75% or more of its gross income for such year consists of certain types of "passive" income or (ii): 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's unhooked intangibles associated with active business activities may generally be classified as active assets. A non-U.S. corporation will be treated as owning a proportionate share of the assets, and earning a proportionate share of the income, of any other corporation in which such non-U.S. corporation owns, directly or indirectly, more than 25% (by value) of the stock of such other corporation.

        We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. However, because PFIC status depends upon the composition of our income and assets, there can be no assurance that we will not be considered a PFIC for any taxable year. The composition of our income and our assets will also be affected by how, and how quickly, we spend the cash raised in this offering. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. Holder held Warrants or Common Shares issued upon the exercise of the Warrants, as discussed below certain adverse tax consequences could apply to the U.S. Holder.

        If we were treated as a PFIC for any taxable year during which a U.S. Holder held Warrants or Common Shares issued upon the exercise of the Warrants, gain recognized by a U.S. Holder on a sale or other disposition of such Warrants or Common Shares issued upon the exercise of the Warrants would be allocated ratably over the U.S. Holder's holding period for such Warrants or Common Shares issued upon the exercise of the Warrants. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of Common Shares issued upon the exercise of the Warrants to the extent it exceeds 125% of the average of the annual distributions on such Common Shares issued upon the exercise of the Warrants received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Common Shares issued upon the exercise of the Warrants.

        In addition, if we were treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        The PFIC rules are complex and in certain cases, uncertain. Each U.S. Holder is strongly urged to consult its tax advisor regarding application and operation of the PFIC rules, including the availability and advisability of, and procedure for, making the Mark-to-Market and/or QEF Elections.

Additional Tax on Passive Income

        Certain individuals, estates and trusts whose income exceeds certain thresholds are required to pay a 3.8% tax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Warrants and Common Shares issued upon the exercise of the Warrants.

Backup Withholding and Information Reporting

        Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders who acquire Warrants or Common Shares issued upon the exercise of the Warrants should consult with their own tax advisors regarding the requirements for filing information returns.

        If the holder is a non-corporate U.S. Holder, then payments to it made within the United States, or by a United States payor or United States middleman, of dividends on or proceeds arising from the sale or other taxable disposition of Warrants or Common Shares issuable upon exercise of the Warrants, generally will be subject to information reporting and backup withholding (currently at the rate of 28%), where such U.S. Holder fails to furnish its correct United States taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be refunded (or credited against its United States federal income tax liability, if any) provided the required information is furnished to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the backup withholding tax.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to an investor (a "Holder") who acquires Common Shares upon the exercise of Warrants issued under the Unit Offering and who, for the purposes of the Tax Act, and at all relevant times, (a) will hold: (i) the Warrants acquired pursuant to the Unit Offering, and (ii) Common Shares acquired upon the exercise of the Warrants, as capital property, and (b) deals at arm's length with and is not affiliated with the Company, the Underwriters or a subsequent purchaser of such securities.

        Generally, the Warrants and the Common Shares issued upon exercise of the Warrants will be considered to be capital property to a Holder provided that the Holder does not hold such securities in the course of carrying on a business of trading or dealing in securities and has not acquired such securities in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary does not apply to: (i) a Holder that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act, (ii) a Holder an interest in which is a "tax shelter investment" as defined in the Tax Act, (iii) a Holder that is a "specified financial institution" as defined in the Tax Act, (iv) a Holder that makes or who has made a "functional currency" reporting election under section 261 of the Tax Act, (v) a Holder that is exempt from tax under Part I of the Tax Act, or (vi) a Holder that has, or will, enter into, with respect to the Warrants or Common Shares issued upon exercise of the Warrants, a "derivative forward agreement" or "synthetic disposition arrangement" as those terms are defined in the Tax Act. This summary does not address the deductibility of interest by a Holder who borrows money to acquire the Warrants. Such Holders should consult their own tax advisors.

        Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for the purposes of the "foreign affiliate dumping" rules (the "FAD Rules") in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Warrants and Common Shares issuable upon exercise of the Warrants.

        This summary is based on the current provisions of the Tax Act and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") as of the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to a Holder acquiring Warrants and Common Shares issuable upon exercise of the Warrants. Accordingly, prospective Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

        In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Warrants and Common Shares issuable upon exercise of the Warrants must be converted into Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Exercise of Warrants

        No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Common Share. When a Warrant is exercised, the Holder's cost of the Common Share acquired thereby will be the aggregate of the Holder's adjusted cost base of such Warrant and the Exercise Price paid for the Common Share. The Holder's adjusted cost base of the Common Shares so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Common Shares, including Common Shares acquired pursuant to the Unit Offering, owned by the Holder as capital property immediately prior to such acquisition.

Residents of Canada

        The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times ("Canadian Holders"). Certain Canadian Holders whose Common Shares issued upon the exercise of the Warrants might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have such Common Shares, and all other "Canadian securities" (as defined in the Tax Act), held by such Canadian Holders in the year of the election and in all subsequent taxation years deemed to be capital property. This election does not apply to deem the Warrants to be capital property of a Canadian Holder. Canadian Holders should consult their own tax advisors regarding this election.

Dividends

        A Canadian Holder will be required to include in computing its income for a taxation year any dividends received, or deemed to be received, in the year by the Canadian Holder on the Common Shares issuable upon exercise of the Warrants. In the case of a Canadian Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an "eligible dividend" (as defined in the Tax Act) in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to so designate any dividend as an eligible dividend, and the Company has made no commitments in this regard. A dividend received or deemed to be received by a Canadian Holder that is a corporation will generally be deductible in computing the corporation's taxable income, subject to all of the rules and restrictions under the Tax Act.

        A Canadian Holder that is or is deemed to be a "private corporation" or "subject corporation" (each as defined in the Tax Act) will generally be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act at the rate of 33 1/3% on dividends received or deemed to be received on the Common Shares issuable upon exercise of the Warrants in a year to the extent such dividends are deductible in computing taxable income for the year. This tax will generally be refunded to a corporate Canadian Holder at the rate of $1.00 for every $3.00 of taxable dividends paid at a time when it was a private corporation. Canadian Holders to whom these rules may apply should consult their own tax advisors.

Dispositions of Common Shares

        A Canadian Holder who disposes of or is deemed to dispose of Common Shares issued pursuant to the exercise of a Warrant (other than on the disposition of Common Shares to the Company) generally will realize a capital gain (or a capital loss) equal to the amount by which the Canadian Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such securities to the Canadian Holder immediately before the disposition. The taxation of capital gains and losses is described below under the heading "— Capital Gains and Capital Losses".

Capital Gains and Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder must be included in income for the taxation year of disposition and one-half of any capital loss (an "allowable capital loss") realized must be deducted by the Canadian Holder against any taxable capital gains realized in the same taxation year. Any excess of allowable capital losses over taxable capital gains for the year of disposition is generally deductible against net taxable capital gains realized in any of the three prior taxation years or in any subsequent taxation year in the circumstances and to the extent described in the Tax Act.

        The amount of any capital loss realized on the disposition or deemed disposition of a of Common Shares issued pursuant to the exercise of a Warrant by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to be received by the Canadian Holder on such Common Share, or a share substituted for such share, in the circumstances and to the extent described in the Tax Act. Similar rules may apply where a Canadian Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns of Common Shares issued pursuant to the exercise of a Warrant. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

        A Canadian Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3% in respect of its "aggregate investment income" (as defined in the Tax Act) for the year, which includes taxable capital gains. This refundable tax generally will be refunded to a corporate Canadian Holder at the rate of $1.00 for every $3.00 of taxable dividends paid while it is a private corporation.

Alternative Minimum Tax

        Capital gains realized and dividends received by a Canadian Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Canadian Holders that are individuals should consult their own tax advisors with respect to the application of alternative minimum tax.

Non-Residents of Canada

        The following section of this summary is generally applicable to Holders who (i) for purposes of the Tax Act, are not resident or deemed to be resident in Canada at any time while they hold the Common Shares issued pursuant to the exercise of Warrants; and (ii) do not use or hold the of Common Shares issued pursuant to the exercise of Warrants in carrying on a business in Canada ("Non-Resident Holders"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends

        Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Common Shares issued pursuant to the exercise of Warrants will generally be subject to Canadian withholding tax at the rate of 25%, subject to a reduction under the provisions of an applicable tax treaty or convention. In the case of a Non-Resident Holder who is a resident of the United States for the purposes of, and is entitled to benefits under, the current provisions of the Canada-U.S. Tax Convention and who is the beneficial owner of the dividend, the applicable rate of withholding tax on such dividends will generally be reduced to 15%.

Dispositions of Common Shares and Exercise of Warrants

        A Non-Resident Holder will not be subject to tax under the Tax Act on the exercise of Warrants.

        Generally, a Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the Common Shares issued pursuant to the exercise of a Warrant unless such securities constitute, or are deemed to constitute, "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

        Provided that the Common Shares issued pursuant to the exercise of a Warrant are listed on a "designated stock exchange" for the purposes of the Tax Act (which includes the TSX and NASDAQ) at the time of disposition, such Common Shares will not constitute taxable Canadian property unless at any time during the 60 month period immediately preceding the disposition the following two conditions have been met concurrently: (i) (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, (c) partnerships in which the Non-Resident Holder or persons described in (b) hold a membership interest directly or indirectly through one or more partnerships, or (d) the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class of the capital stock of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

        A Non-Resident Holder's capital gain (or capital loss) in respect of Common Shares issued pursuant to the exercise of Warrants that constitute or are deemed to constitute taxable Canadian property (and are not "treaty-protected property" as defined in the Tax Act) will generally be computed in the manner described above under the heading "Residents of Canada — Dispositions of Common Shares".

        Non-Resident Holders whose Common Shares may be taxable Canadian property to such Non-Resident Holder should consult their own tax advisors.

 LEGAL MATTERS AND INTEREST OF EXPERTS

        Certain legal matters relating to the offering of Common Shares issuable from time to time on exercise of the Warrants will be passed upon on our behalf by Dentons Canada LLP, with respect to Canadian legal matters, and by DLA Piper LLP (US), with respect to U.S. legal matters. As at the date hereof, the partners and associates of Dentons Canada LLP, as a group, and DLA Piper LLP (US), as a group, own, directly or indirectly, less than 1% of the Common Shares.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada (except Quebec) that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities Exchange Commission (the "SEC"). These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the United States.

This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons authorized to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of DragonWave Inc. c/o 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9, telephone (613) 599-9991, facsimile (613) 599-4265, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 29, 2014

DragonWave Inc.

U.S.$80,000,000

Debt Securities
Common Shares
Warrants
Subscription Receipts
Units

We may offer and issue from time to time debt securities ("Debt Securities"), common shares ("Common Shares"), warrants to purchase Common Shares or Debt Securities ("Warrants"), subscription receipts ("Subscription Receipts") and/or units comprised of one or more securities described herein in any combination ("Units" and, together with Debt Securities, Common Shares, Warrants and Subscription Receipts, "Securities") for an aggregate initial offering price (or equivalent thereof in one or more non-U.S. currencies) of up to U.S.$80,000,000 during the 25 month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), is valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

We are permitted, as a foreign issuer in the United States, under a multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States.

You should be aware that the purchase of Securities may have tax consequences both in the United States and Canada. This Prospectus and any applicable Prospectus Supplement may not describe these tax consequences fully. You should consult with your own tax advisors and read the tax discussion in this Prospectus and any applicable Prospectus Supplement.

Enforcement of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated in Canada, our principal executive offices are located in Canada, all of our directors and executive officers and most of the experts named in this Prospectus, including our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. In addition, one of our directors, Robert Pons, resides outside of Canada and he has appointed Dentons Canada LLP, 99 Bank Street, Suite 1420, Ottawa, Ontario as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

We have appointed an agent for service of process in the United States, but it may not be possible to effect service in the United States on our directors, executive officers, public accounting firm and other experts who reside outside of the United States. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against us or those persons.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The specific terms of the Securities offered under any particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (a) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, terms for redemption or retraction (if any), exchange or conversion terms (if any), whether the debt is senior or subordinated, and any other terms specific to the Debt Securities being offered; (b) in the case of Common Shares, the number of shares offered, the offering price, and any other terms specific to the Common Shares being offered; (c) in the case of Warrants, the offering price, designation, number and terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered; (d) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures pursuant to which the holders thereof will become entitled to receive Securities and any other terms specific to the Subscription Receipts being offered, and (e) in the case of Units, the number of Units offered, the offering price, the Securities comprising the Units, and any other terms specific to the Units being offered.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Our Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol DWI and on the NASDAQ Global Select Market ("NASDAQ") under the symbol DRWI.

There is currently no market through which the Debt Securities, Warrants, Subscription Receipts and Units may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See "Risk Factors".

Unless otherwise specified in any applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange.

We may offer and sell Securities to or through underwriters or dealers purchasing as principals and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will identify each underwriter, dealer or agent engaged by us in connection with the sale of such issue and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including to the extent applicable, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See "Plan of Distribution".

In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

No underwriter or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Our head and registered office is 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9.

 GENERAL MATTERS

        Unless the context otherwise requires, all references in this Prospectus to the "Company", "we", "us" and "our" refer to DragonWave Inc.

        This Prospectus is part of a registration statement on Form F-10 (the "U.S. Registration Statement") relating to our Securities that we filed with the SEC. Under the U.S. Registration Statement, we may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate initial offering price of U.S.$80,000,000. This Prospectus, which constitutes part of the U.S. Registration Statement, provides you with a general description of the Securities that we may offer. Each time we sell Securities under the U.S. Registration Statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading "Where You Can Find More Information". This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. U.S. persons should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to us and the Securities.

        We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP"), which may differ from generally accepted accounting principles which are in effect from time to time in Canada, including International Financial Reporting Standards as issued by the International Accounting Standards Board. Therefore, our consolidated financial statements incorporated by reference in this Prospectus, in any applicable Prospectus Supplement and in the documents incorporated by reference in this Prospectus, or in any applicable Prospectus Supplement may not be comparable to financial statements of other Canadian companies.

        Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Secretary by contacting us at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9, telephone (613) 599-9991, facsimile (613) 599-4265, or by accessing our disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to certain of the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with that legislation we file reports and other information with the SEC. Under MJDS, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies. You may read any document we furnish to the SEC at the SEC's public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. As well, a free copy of any public document filed by us with the SEC's Electronic Data Gathering and Retrieval (EDGAR) system is available from the SEC's website at www.sec.gov.

        Under the short form prospectus system adopted by the securities commissions and similar securities regulatory authorities in the relevant provinces of Canada and under MJDS, we are permitted to incorporate by reference the information we file with securities commissions and similar securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. The following documents were filed with the securities commission or other similar securities regulatory authority in each of the provinces of Canada and in the United States with the SEC and are specifically incorporated by reference in, and form an integral part of, this Prospectus:

  (a)
  our unaudited consolidated interim financial statements as at and for the three months ended May 31, 2014, together with the notes thereto;

  (b)
  our management's discussion and analysis of consolidated results of operations and financial condition dated July 9, 2014 for the three months ended May 31, 2014 ("Q1 MD&A");

  (c)
  our annual information form dated May 22, 2014 for the fiscal year ended February 28, 2014 (the "Annual Information Form");

  (d)
  our management proxy circular dated May 23, 2014, prepared in connection with the annual general and special meeting of our shareholders held on June 20, 2014;

  (e)
  our audited consolidated financial statements as at and for the years ended February 28, 2014 and February 28, 2013, together with the notes thereto and the auditors' reports thereon (the "Annual Financial Statements"); and

  (f)
  our management's discussion and analysis of consolidated results of operations and financial condition dated May 14, 2014 for the three and twelve months ended February 28, 2014.

        Any documents of the type referred to in the preceding paragraph, or similar material, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports, if any), all business acquisition reports, all updated earnings coverage ratio information and certain other documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this Prospectus and prior to the termination of the applicable offering will be deemed to be incorporated by reference into this Prospectus. We also incorporate by reference into the U.S. Registration Statement of which this Prospectus forms a part any future information we file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act until we sell all of the Securities, except (i) that any section of any annual information form, filed as an exhibit to an Annual Report on Form 40-F, entitled "Ratings" or another similar caption will not be deemed incorporated by reference into the U.S. Registration Statement of which this Prospectus forms a part, and (ii) that any Report on Form 6-K shall be so incorporated only if and to the extent expressly provided in such Report.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded will not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this Prospectus. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made.

        Upon a new annual information form and related annual financial statements and management's discussion and analysis relating thereto, being filed with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, annual and interim financial statements and management's discussion and analysis relating thereto and material change reports filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new management proxy circular relating to an annual meeting of our shareholders being filed with the applicable securities regulatory authorities during the currency of this Prospectus, the management proxy circular for the preceding annual meeting of shareholders will be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

        You should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law.

        Information contained on our website, www.dragonwaveinc.com, is not part of this Prospectus and is not incorporated herein by reference and may not be relied upon by you for the purpose of determining whether to invest in our Securities offered under the applicable Prospectus Supplement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus contains or incorporates by reference "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained or incorporated by reference in this Prospectus include, without limitation, statements regarding:

  •
  the timing and completion of any offering under a particular Prospectus Supplement;

  •
  the use of proceeds of the offering under a particular Prospectus Supplement;

  •
  our strategic plans and objectives

  •
  our growth strategy;

  •
  our customer diversification and expansion initiatives;

  •
  our expectations regarding the results of the development by us of the microwave transport business we acquired from Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks in August 2013 in connection with the acquisition by Nokia Corporation of Siemen's 50% stake in Nokia Siemens Networks) and which now operates as Nokia (referred to herein as either: "Nokia" or "Nokia's Networks business");

  •
  our expectations regarding end-customer demand for our products;

  •
  our expectations regarding the development of our target markets; and

  •
  our plans, objectives and targets for operating cost reductions, revenue growth and margin performance.

        There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: our reliance on Nokia for a large percentage of our revenues and our direct and indirect exposure to risks to Nokia's business; our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia; our reliance on a small number of customers for a large percentage of revenue; our ability to scale our supply chain to meet demand, including reliance on suppliers such as contract manufacturers, third party component suppliers and suppliers of outsourced services; our ability to implement our ongoing program of operating cost reductions; our dependence on the development and growth of the market for high-capacity wireless communications services; intense competition from several competitors; competition from indirect competitors; our history of losses; our dependence on our ability to develop new products and enhance existing products; our ability to successfully manage growth; our dependence on establishing and maintaining relationships with channel partners; dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel; quarterly revenue and operating results that are difficult to predict and can fluctuate substantially; a lengthy and variable sales cycle; the impact that general economic weakness and volatility may be having on our customers; disruption resulting from economic and geopolitical uncertainty; currency fluctuations; our exposure to credit risk for accounts receivable; pressure on our pricing models from existing and potential customers and as a result of competition; the allocation of radio spectrum and regulatory approvals for our products; the ability of our customers to secure a license for applicable radio spectrum; changes in government regulation or industry standards that may limit the potential market for our products; our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers; our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others; risks associated with software licensed by us; a change in our tax status or assessment by domestic or foreign tax authorities; exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws; product defects, product liability claims, and health and safety risks relating to wireless products; risks associated with our outstanding warrants and the impact that the terms of such warrants on our ability to raise capital and to undertake certain business transactions; the risk that our actual financial results may vary from our publicly disclosed forecasts; risks associated with possible loss of our foreign private issuer status in the United States; and risks and expenses associated with our Common Shares and being a public company. In addition, our management has broad discretion over the use of proceeds from the Offering and if we do not use the proceeds effectively to develop and grow our business, an investment in our common shares could suffer. These and other material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, are further described on pages 27-48 of our Annual Information Form dated May 22, 2014 and under the heading "Liquidity and Capital Resources — Liquidity Discussion" in our Management's Discussion and Analysis dated July 9, 2014.

        In particular, forward-looking statements relating to the acquisition and integration by us of the microwave transport business of Nokia and our renewed operational framework with Nokia announced on April 10, 2013 are based on certain assumptions including:

  •
  the successful implementation of our renewed framework with Nokia on April 10, 2013, including sales growth from Nokia as a result of the renewed framework; and

  •
  our ability to obtain operating cost reductions through measures including consolidation and rationalization of the business acquired from Nokia, migration to new contract manufacturers, and optimization of our logistical framework to reduce overhead costs related to hardware sales.

        Other risks relating to Nokia, identified by Nokia Corporation, are set out in Nokia Corporation's annual report on Form 20-F for the fiscal year ended December 31, 2013 under item 3D "Risk Factors". A redacted version of the amended and restated acquisition agreement dated May 3, 2012 pursuant to which we acquired the microwave transport business of Nokia was filed on May 11, 2012 under our profile on SEDAR at www.sedar.com under the category "Material Document — English" and with the SEC at www.sec.gov on Form 6-K.

        Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus are made as at the date of the original document and have not been updated by us except as expressly provided for in this Prospectus. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

 CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

        In this Prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars. All references to "dollars", "U.S.$" or "$" are to United States dollars and all references to "C$" are to Canadian dollars. For purposes of the amounts referenced in this Prospectus, unless specified otherwise, the rate of exchange was U.S.$1.00=C$1.0801 or C$1.00=U.S.$0.92584, each based on the Bank of Canada's noon exchange rate for July 28, 2014.

        The following table sets out (1) the high and low rate of exchange for one Canadian dollar in U.S. dollars during the indicated periods, (2) the average of the rate of exchange on the last business day of each month during those periods, and (3) the exchange rate in effect as at the end of each of those periods, each based on the noon rate published by the Bank of Canada.

	High	Low	Average	End of Period
Three Months ended May 31,
2014	0.9228	0.8888	0.9125	0.9202
2013	0.9977	0.9642	0.9815	0.9672
Fiscal Years Ended
February 28, 2014	0.9977	0.8952	0.9527	0.9029
February 28, 2013	1.0299	0.9599	0.9978	0.9723

OUR BUSINESS

Overview

        Founded in 2000, we are a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol ("IP") networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that wirelessly transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as a wireless extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fiber optic infrastructure at the core of the network. Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.

        Our products principally perform the backhaul function in a communication service provider's network, connecting high-traffic points of aggregation such as high-capacity wireless base stations (3G+ cellular, WiFi, WiMAX, Long-Term Evolution ("LTE")) and large "out of territory" enterprises to nodes on the fiber optic core network.

        Our line of wireless carrier-Ethernet links is marketed under the Horizon trade name. Our Horizon product line is carrier-grade and operates primarily in licensed spectrum bands to minimize interference.

        In 2011, we introduced our Avenue solution, which extends our reputation for delivering the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. The Avenue solution is a small device, utilizing a small antenna, to integrate microcellular backhaul, third-party base stations, power supply, battery backup, switching, and management in an all-in-one, environmentally shielded enclosure. This is a hardened, all-outdoor, zoning-friendly and fully integrated solution that was designed specifically for service providers to deploy microcellular coverage with high-performance backhaul.

        On June 1, 2012, we acquired our Harmony product line from Nokia. The Harmony product line is a multi-service wireless platform enabling time-division multiplexing ("TDM") and packet-based services across wireless or wireline infrastructure. Harmony is rebranded by Nokia as FlexiPacket.

        In 2013, we introduced our Harmony Lite and Avenue Link Lite products lines. These product lines are DragonWave's first products in the sub-6GHz bands. The Lite products operate in licensed and unlicensed bands, and provide line of sight, and non-line of sight connectivity. The Lite product line is an important part of our small cell backhaul offering in the Avenue family.

        In 2014, we introduced our Harmony Eband product. Harmony Eband operates in the 70/80 GHz bands. It provides capacities of up to 2.5 Gbps, and operates in low cost bands, providing mobile operators with a much reduced total cost of ownership, as well as a scalability strategy. Although the 70/80 GHz market is still in its early stages, it is expanding quickly, and we expect it to continue to expand for some time.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing numbers of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services.

        Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers. These service providers offer high-speed digital communication services over wireless access networks, employing IP-based wireless network access technologies such as advanced (3G+) cellular technologies, as well as WiFi and WiMAX. The market addressed by these wireless service providers is characterized by significant growth in number of subscribers, coverage area, and bandwidth requirements per subscriber, and a corresponding need to reduce the cost per bit of the backhaul network. We also target other markets, including wireless extension of fixed-line networks to directly connect high-bandwidth end-customers to the core network, and private networks of large multi-site organizations such as Fortune 500 enterprises, municipalities and government organizations.

        The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        We commenced commercial deployment of our products in 2002 and, as of February 28, 2014, have shipped approximately 89,317 product units (i.e., links). To date, our wireless carrier-Ethernet links have been purchased and deployed by customers in more than 88 countries. In the fiscal year ended February 28, 2014, we delivered products to 230 customers, including Nokia, TESSCO (United States), Samsung, Alliance Communications (United States), SAAB (Sweden) and Xplornet (Canada).

        DragonWave Inc. was incorporated pursuant to the Canada Business Corporations Act on February 24, 2000.

Recent Developments

        In connection with the public offering of units completed on September 23, 2013 (the "2013 Offering"), we issued 11,910,000 Common shares and 8,932,500 warrants (the "2013 Warrants") for proceeds, before deducting fees and expenses, of approximately U.S.$25.0 million. As a result of the cashless exercise of the 2013 Warrants, there are 2,714,750 2013 Warrants remain outstanding. The 2013 Warrants contain anti-dilution provisions, which provide that if we issue or sell, or are deemed to issue or sell, any Common Shares (or securities convertible into Common Shares) for a consideration per share (as defined in the 2013 Warrant) less than a price equal to the exercise price of the outstanding 2013 Warrants in effect immediately before such issue or sale (or deemed issuance or sale), then the exercise price of the remaining 2013 Warrants will be reduced to the amount of such consideration per share (as defined in the 2013 Warrant).

        On July 24, 2014, we announced a proposed underwritten public offering (the "2014 Offering") of units (each a "2014 Unit"), with each 2014 Unit to be comprised of one Common Share and one-half of one warrant (each whole warrant a "2014 Warrant"). On July 25, 2014, we announced that we had priced the 2014 Offering of 13,850,000 Units at a price to the public of C$1.80 per 2014 Unit, for gross proceeds of approximately C$25 million and filed a prospectus supplement dated July 25, 2014 to our base shelf prospectus dated August 29, 2013 (the "2013 Base Shelf Prospectus"). We have also granted the underwriters in connection with the 2014 Offering an option, exercisable at the offering price for a period of 30 days following the closing of the 2014 Offering, to purchase up to an additional 15% of the issue to cover over-allotments, if any. The 2014 Offering is expected to close on or about August 1, 2014, subject to customary closing conditions, including the approval of the TSX and NASDAQ with respect to the listing of the Common Shares and the shares issuable upon exercise of the 2014 Warrants (the "2014 Warrant Shares") to be issued pursuant to the 2014 Offering. We have applied to list the 2014 Warrants on the TSX and on NASDAQ. There is no guarantee that the 2014 Warrants will be listed on the TSX or on NASDAQ.

        Following the completion of the 2014 Offering, no further drawdowns will be made under the 2013 Base Shelf Prospectus.

        In connection with the exercise of the 2014 Warrants, the 2014 Warrant Shares may be issued for a period of 24 months following the closing date of the 2014 Offering. We expect that any exercise of the 2014 Warrants will result in the cash proceeds from the exercise of such warrants being paid to us. In order to register the issuance of the 2014 Warrant Shares under the United States Securities Act of 1933, as amended, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada, we intend to file a Prospectus Supplement to this Prospectus upon the completion of the 2014 Offering. The Prospectus Supplement will not qualify the distribution of the 2014 Warrant Shares in any province of Canada as such shares have been previous qualified for distribution for Canadian securities law purposes.

CONSOLIDATED CAPITALIZATION

        There has been no material change in our share capital on a consolidated basis since May 31, 2014, being the date of our most recently filed unaudited consolidated financial statements incorporated by reference in this Prospectus.

        In connection with the anticipated closing of the 2014 Offering on August 1, 2014, our share capital is expected to increase by C$22,884,200 after deducting the underwriters' fee and the estimated expenses of the 2014 Offering (assuming no exercise of the 2014 Warrants).

DESCRIPTION OF DEBT SECURITIES

        This section describes the general terms that will apply to any Debt Securities.

        Debt Securities may be issued under a trust indenture between us and a trustee or trustees as would be described in a Prospectus Supplement for such Debt Securities. We will file a copy of each applicable trust indenture with the securities commission or similar regulatory authority in each of the provinces of Canada, and in the U.S. with the SEC, after we have entered into it and the trust indenture will be available electronically at www.sedar.com and www.sec.gov. You should rely on information in the applicable Prospectus Supplement.

        The Prospectus Supplement relating to the particular Debt Securities offered thereby will describe the terms of such Debt Securities, including to the extent applicable:

  (a)
  the specific designation, aggregate principal amount and denominations of such Debt Securities;

  (b)
  the price at which such Debt Securities will be issued or whether such Debt Securities will be issued on a non-fixed price basis;

  (c)
  the date or dates on which such Debt Securities will mature and the portion (if less than all of the principal amount) of such Debt Securities to be payable upon declaration of an acceleration of maturity;

  (d)
  the currency or currencies in which such Debt Securities are being sold and in which the principal of (and premium, if any), and interest, if any, on, such Debt Securities will be payable, whether the holder of any such Debt Securities or we may elect the currency in which payments thereon are to be made and, if so, the manner of such election;

  (e)
  whether such Debt Securities are interest bearing and, in the case of interest bearing Debt Securities, the rate or rates (which may be fixed or variable) per annum at which such Debt Securities will bear interest, if any;

  (f)
  the date from which interest, if any, on such Debt Securities, whether payable in cash, in kind, or in shares, will accrue, the date or dates on which such interest will be payable and the date on which payment of such interest will commence;

  (g)
  the dates on which and the price or prices at which such Debt Securities will, pursuant to any required repayment provisions, or may, pursuant to any repurchase or redemption provisions, be repurchased, redeemed or repaid and the other terms and provisions of any such optional repurchase or redemption or required repayment;

  (h)
  any special provisions for the payment of additional interest with respect to such Debt Securities;

  (i)
  any additional covenants included for the benefit of holders of such Debt Securities;

  (j)
  the general terms or provisions, if any, pursuant to which such Debt Securities are to be guaranteed or secured;

  (k)
  any additional events of default provided with respect to such Debt Securities;

  (l)
  any exchange on which such Debt Securities will be listed;

  (m)
  terms for any conversion or exchange of such Debt Securities into other securities;

  (n)
  the extent and manner, if any, to which payment on or in respect of such Debt Securities will be senior to, or will be subordinated to the prior payment of, other liabilities and obligations of the Company;

  (o)
  whether such Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of such Debt Securities in bearer form and as to exchanges between registered and bearer form;

  (p)
  whether such Debt Securities will be issuable in the form of one or more registered global debt securities ("Registered Global Debt Securities") and, if so, the identity of the depository for those Registered Global Debt Securities;

  (q)
  any index pursuant to which the amount of payments of principal of and any premium and interest on such Debt Securities will or may be determined;

  (r)
  any special tax implications of or any special tax provision, or indemnities relating to such Debt Securities; and

  (s)
  any other material terms of such Debt Securities.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Debt Securities that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF COMMON SHARES

        Each of our Common Shares entitles its holder to notice of, and to one vote at, all meetings of our shareholders. Each of our Common Shares carries an entitlement to receive dividends if, as and when declared by our board of directors. In the event of our liquidation, dissolution or winding-up, our net assets available for distribution to our shareholders will be distributed rateably among the holders of our Common Shares.

        Our authorized share capital consists of an unlimited number of Common Shares of which 58,569,894 Common Shares are issued and outstanding as of July 28, 2014.

DESCRIPTION OF WARRANTS

        This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the "Equity Warrants") or for the purchase of Debt Securities (the "Debt Warrants").

        Warrants may be offered separately or together with Common Shares or Debt Securities, as the case may be.

        Each series of Warrants will be issued under a separate Warrant agreement to be entered into between us and one or more banks or trust companies acting as Warrant agent. A copy of each applicable Warrant agreement will be filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada, and in the U.S. with the SEC, after we have entered into it and will be available electronically at www.sedar.com and www.sec.gov. You should rely on information in the applicable Prospectus Supplement.

        The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

        We will not offer Warrants pursuant to this Prospectus for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Ontario Securities Commission on behalf of the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

Equity Warrants

        The Prospectus Supplement relating to the particular Equity Warrants offered thereby will describe the terms of such Equity Warrants, including, where applicable:

  (a)
  the specific designation and aggregate number of Equity Warrants;

  (b)
  the price at which the Equity Warrants will be issued;

  (c)
  the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

  (d)
  the currency or currencies in which the Equity Warrants will be offered;

  (e)
  the number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which that number of Common Shares may be purchased upon exercise of each Equity Warrant;

  (f)
  the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

  (g)
  the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

  (h)
  the minimum or maximum amount of Equity Warrants that may be exercised at any one time;

  (i)
  whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  (j)
  whether the Equity Warrants will be issued in fully registered or global form; and

  (k)
  any other material terms of the Equity Warrants.

Debt Warrants

        The Prospectus Supplement relating to the particular Debt Warrants offered thereby will describe the terms of such Debt Warrants, including, where applicable:

  (a)
  the specific designation and aggregate number of Debt Warrants;

  (b)
  the price at which the Debt Warrants will be issued;

  (c)
  the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

  (d)
  the currency or currencies in which the Debt Warrants will be offered;

  (e)
  the aggregate principal amount, price, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of each Debt Warrant;

  (f)
  the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

  (g)
  the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

  (h)
  the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

  (i)
  whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

  (j)
  whether the Debt Warrants will be issued in fully registered or global form; and

  (k)
  any other material terms of the Debt Warrants.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        Subscription Receipts may be offered separately or together with other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A Subscription Receipt is a security of ours that will entitle the holder to receive a Security upon the completion of a transaction, typically an acquisition by us of the assets or securities of another entity. Subsequent to the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction. Holders of Subscription Receipts are not our shareholders. Holders of Subscription Receipts are only entitled to receive Securities upon the surrender of their Subscription Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds. The particular terms and provisions of Subscriptions Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable:

  (a)
  the number of Subscription Receipts;

  (b)
  the price at which the Subscription Receipts will be offered;

  (c)
  the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Securities;

  (d)
  the number of Securities or other securities that may be obtained upon exercise of each Subscription Receipt;

  (e)
  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  (f)
  the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  (g)
  the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

  (h)
  whether the Subscription Receipts will be issued in fully registered or global form; and

  (i)
  any other material terms and conditions of the Subscription Receipts.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

DESCRIPTION OF UNITS

        We may issue Units comprised of one or more of the other Securities described herein in any combination. The Prospectus Supplement relating to the particular Units offered thereby will describe the terms of such Units and, as applicable, the terms of such other Securities.

        Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The

Unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

        The applicable Prospectus Supplement may describe:

  (a)
  the designation and aggregate number of Units offered;

  (b)
  the price at which the Units will be offered;

  (c)
  the currency or currency unit in which the Units are denominated;

  (d)
  the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

  (e)
  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

  (f)
  whether the Units will be issued in fully registered or global form; and

  (g)
  any other material terms, conditions and rights (or limitations on such rights) of the Units.

        The preceding description and any description of Units in an applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

        We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement.

USE OF PROCEEDS

        Unless otherwise indicated in an applicable Prospectus Supplement, we currently intend to use the net proceeds we receive from the sale of Securities to strengthen our balance sheet, to fund working capital and for general corporate purposes. Specific information about the amount of net proceeds to be used for any such purpose will be set forth in the applicable Prospectus Supplement. We may, from time to time, issue debt instruments, incur additional indebtedness or issue equity or other securities other than pursuant to this Prospectus.

        We had negative operating cash flow for the financial years ended February 28, 2013 and February 28, 2014. Our ability to achieve and sustain positive operating cash flow will depend upon a number of factors, including, among others, our ability to close on new revenue opportunities and to continue our focus on optimizing our costs associated with manufacturing and logistics. To the extent that we have negative operating cash flows in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may be required to raise additional funds through the issuance of equity securities, debt securities or through further loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to us as those previously obtained, or at all. See "Risk Factors".

 PRIOR SALES

        During the 12 month period before the date of this Prospectus, we have issued Common Shares and securities convertible into Common Shares as follows:

Date	Price per Security/Exercise Price per Security	Number of Securities
Common Shares
Issued pursuant to the exercise of options:
August 13, 2013	U.S.$2.90	393
August 16, 2013	U.S.$2.84	812
August 16, 2013	U.S.$1.30	771
August 19, 2013	U.S.$1.30	1,400
August 22, 2013	U.S.$1.30	500
January 21, 2014	U.S.$1.26	79,799
January 22, 2014	U.S.$1.26	5,700
January 23, 2014	U.S.$1.26	4,500
January 24, 2014	U.S.$1.26	500
January 27, 2014	U.S.$1.26	73,479
January 28, 2014	U.S.$1.26	77,260
January 29, 2014	U.S.$1.26	3,190
January 30, 2014	U.S.$1.26	4,550
January 31, 2014	U.S.$1.26	5,005
Issued pursuant to the Employee Share Purchase Plan:
July 31, 2013	U.S.$3.12	1,581
August 31, 2013	U.S.$2.80	2,616
September 30, 2013	U.S.$1.91	2,527
October 31, 2013	U.S.$1.01	3,355
November 30, 2013	U.S.$1.25	3,860
December 31, 2013	U.S.$1.38	3,445
January 31, 2014	U.S.$1.63	4,361
February 28, 2014	U.S.$1.39	3,327
March 31, 2014	U.S.$1.39	3,384
April 30, 2014	U.S.$1.34	2,038
May 31, 2014	U.S.$1.40	3,429
June 30, 2014	U.S.$1.89	2,587
Issued pursuant to the 2013 Offering:	U.S.$2.10 (per unit)	11,910,000

Date	Price per Security/Exercise Price per Security		Number of Securities
Issued pursuant to the exercise of the 2013 Warrants:
November 14, 2013	—	(1)	36,234
November 18, 2013	—	(1)	660,826
November 19, 2013	—	(1)	151,157
November 20, 2013	—	(1)	1,046,823
November 21, 2013	—	(1)	289,073
November 22, 2013	—	(1)	495,346
November 26, 2013	—	(1)	50,235
November 27, 2013	—	(1)	50,048
December 4, 2013	—	(1)	724,831
December 9, 2013	—	(1)	1,497,513
December 10, 2013	—	(1)	2,037,363
December 17, 2013	—	(1)	53,073
December 18, 2013	—	(1)	29,427
January 3, 2014	—	(1)	131,137
January 15, 2014	—	(1)	63,259
January 22, 2014	—	(1)	383,664
March 11, 2014	—	(1)	199,388
May 28, 2014	—	(1)	274,258
June 4, 2014	—	(1)	76,063
2013 Warrants
Issued pursuant to the 2013 Offering:	U.S.$2.70	(2)	8,932,500
Options
October 9, 2013	C$2.07		406,100
October 21, 2013	C$1.68		6,500
November 11, 2013	C$1.68		2,000
November 18, 2013	C$1.68		2,000
November 19, 2013	C$1.21		530,000
January 2, 2014	C$1.68		2,000
January 13, 2014	C$1.68		7,850
February 3, 2014	C$1.47		500
February 17, 2014	C$1.47		1,000
February 18, 2014	C$1.47		2,000
March 17, 2014	C$1.47		4,600
March 31, 2014	C$1.47		10,000
April 7, 2014	C$1.47		4,500
April 22, 2014	C$1.47		1,100
May 5, 2014	C$1.47		2,000
May 20, 2014	C$2.15		2,000
June 2, 2014	C$2.15		1,000
June 16, 2014	C$2.15		1,000
July 7, 2014	C$2.15		2,000
July 21, 2014	C$2.15		1,023,176
Restricted Share Units
July 21, 2014	C$2.15		80,000	(3)

(1)
The 2013 Warrants were exercised on a cashless basis.

(2)
The exercise price of the outstanding 2013 Warrants is subject to adjustment in certain circumstances.

(3)
Issued to our independent directors pursuant to our Share Based Compensation Plan.

 TRADING PRICE AND VOLUME

        The following table sets forth the high and low closing prices and the aggregate volume of trading of our Common Shares on the TSX during the 12 month period before the date of this Prospectus:

Month	High	Low	Aggregate Volume
	(C$)	(C$)
July (2-28) 2014	2.53	1.65	8,804,885
June 2014	2.22	1.34	3,635,835
May 2014	1.53	1.20	1,459,725
April 2014	1.59	1.37	595,464
March 2014	1.83	1.51	856,293
February 2014	1.68	1.50	756,068
January 2014	2.00	1.51	2,853,605
December 2013	1.54	1.27	992,248
November 2013	1.45	1.15	1,312,200
October 2013	2.17	1.47	3,627,055
September 2013	3.04	1.90	1,042,654
August 2013	3.40	2.77	291,747
July 2013	3.60	2.76	610,745

        The closing price per Common Share on the TSX on July 28, 2014 was C$1.65.

        The following table sets forth the high and low closing prices and the aggregate volume of trading of the Common Shares on NASDAQ during the 12 month period before the date of this Prospectus:

Month	High	Low	Aggregate Volume
	(U.S.$)	(U.S.$)
July (1-28) 2014	2.37	1.52	26,040,203
June 2014	2.10	1.27	30,972,230
May 2014	1.40	1.10	7,526,151
April 2014	1.43	1.25	3,377,909
March 2014	1.64	1.37	7,141,296
February 2014	1.52	1.36	6,038,514
January 2014	1.80	1.42	22,464,662
December 2013	1.46	1.21	16,855,936
November 2013	1.39	1.10	16,729,300
October 2013	2.09	1.40	11,464,980
September 2013	2.90	1.85	7,585,011
August 2013	3.32	2.70	1,843,610
July 2013	3.49	2.61	4,145,426

        The closing price per Common Share on NASDAQ on July 28, 2014 was U.S.$1.52.

PLAN OF DISTRIBUTION

        We may sell Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will identify each underwriter, dealer or agent engaged by us in connection with the sale of such issue and will set forth the terms of the offering of such Securities, the method of distribution of such Securities, including to the extent applicable, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

        Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

        Underwriters, dealers and agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect of such liabilities. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

        Each issue of Debt Securities, Warrants, Subscription Receipts and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to a specific issue thereof, such Securities will not be listed on any securities exchange or on any automated dealer quotation system. Certain broker-dealers may make a market in such Securities but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in such Securities or as to the liquidity of the trading market for such Securities. See "Risk Factors".

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of Securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of Securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to Securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

        An investment in Securities involves a number of risks. In addition to the information set out below and the other information contained in this Prospectus and the applicable Prospectus Supplement, you should give careful consideration to the risk factors related to our business and operations set out in our Annual Information Form and in the other documents incorporated by reference in this Prospectus and the applicable Prospectus Supplement. Any one or more of such risk factors could have a material adverse effect on our business, results of operations and financial condition, causing you to lose all or part of your investment.

        The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are not aware of or focused on, or that we currently deem to be immaterial, may also impair our business operations and cause the price of our Securities to decline.

We rely on Nokia for a large percentage of our revenue and are exposed to direct and indirect risks relating to Nokia's business.

        As a result of our acquisition of the microwave transport business of Nokia, we are reliant on Nokia as a customer and sales channel. In particular, material risks and uncertainties in connection with our relationship with Nokia include, without limitation:

  •
  reliance on Nokia for a large percentage of our revenues;

  •
  the impact of supporting the Nokia channel on our operating costs and margins, including increased cash requirements to fund acquired operations and associated requirements to comply with debt financing covenants with our lenders, which should be understood in light of our history of losses;

  •
  increased exposure to global currency fluctuations;

  •
  that expected synergies may not materialize;

  •
  that unexpected costs may be incurred to integrate the business;

  •
  that end-customer demand may not meet expectations; and

  •
  risks associated with acquisitions generally as detailed in our Annual Information Form.

        We are also directly and indirectly exposed to developments in Nokia's Networks business and the business of Nokia Corporation. These risks include the following:

  •
  Our sales and profitability will be limited by Nokia's sales and profitability, which depend on Nokia's success in the mobile broadband infrastructure services market, a key focus area in its new strategy. Nokia may fail to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers in that market.

  •
  Nokia's increased partnering with third parties, including us, to develop technologies and products is relatively new and requires a commitment by both parties of various resources, including technology, research and development efforts, services and personnel. This strategy will be hampered if, for example, we are unable to partner effectively with Nokia, if arrangements with Nokia do not develop as expected, or if such arrangements include terms which prove unfavourable to us.

  •
  Competition in the mobile broadband infrastructure and related services market is intense. Nokia may be unable to maintain or improve its market position or respond successfully to changes in the competitive environment.

  •
  Nokia may fail to effectively and profitably invest in new competitive products, services, upgrades and technologies and bring them to market in a timely manner.

  •
  Providing customer financing or extending payment terms to customers can be a competitive requirement in the networks infrastructure and related services business and if Nokia is unable to provide such financing or extend payment terms to Nokia's customers, this may have a material adverse effect on Nokia's and our business, results of operations and financial condition.

        Other risks relating to Nokia's Networks business identified by Nokia Corporation are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2013 under item 3D "Risk Factors".

We rely on a small number of customers for a large percentage of our revenue.

        We have been dependent, and expect that in at least the next twelve months we will continue to be dependent, on a small number of key customers. Nokia represented approximately 64% of our sales for the fiscal year ended February 28, 2014. Three customers other than Nokia represented approximately 8%, 4% and 3% of sales respectively for the fiscal year ended February 28, 2014.

        We generally supply products to our customers, including Nokia, on a purchase order basis and, accordingly, customers are under no ongoing obligation to buy our products. Our relationships with our customers are generally not exclusive. To the extent that certain of our customers regard us as a critical supplier of equipment, such customers may choose to develop alternative sources of supply, such as our competitors, in order to mitigate actual or perceived risk to their own supply chains. If one or more of our customers discontinues its relationship with us for any reason, or reduces or postpones current or expected purchases of our products or services, our business, results of operations and financial condition could be materially adversely affected.

        Strategic transactions within the service provider market, such as consolidation as a result of mergers as well as divestitures and restructurings, may introduce uncertainty into our customers and prospective customers as they realign their businesses. This may delay orders for our products and services, cause orders to be cancelled or the use of our products to be discontinued, which would have a material adverse effect on our business, financial condition and results of operations.

An investment in Securities is speculative.

        An investment in Securities is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in us.

The trading price of our Common Shares has been, and may continue to be, subject to large fluctuations.

        Our Common Shares are listed on the TSX and NASDAQ. The trading price of our Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of Common Shares offered pursuant to a Prospectus Supplement may also fluctuate significantly, which may result in losses to investors. The trading price of our Common Shares may increase or decrease in response to a number of events and factors, including:

  •
  low trading volumes;

  •
  actual or anticipated fluctuations in our results of operations;

  •
  changes in estimates of our future results of operations by us or securities analysts;

  •
  announcement of technological innovations or new products or services by us or our competitors;

  •
  changes affecting the communications industry; and

  •
  other events and factors, including the risk factors identified or incorporated by reference in this Prospectus and the applicable Prospectus Supplement.

        In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and NASDAQ may result in different prevailing trading prices.

        Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers.

        We are incorporated under the laws of Canada, and our principal executive offices are located in Canada. Most of our directors and executive officers and most of the experts named in this Prospectus, including our independent public accounting firm, reside principally outside of the United States and all or a substantial portion of our assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against us or those persons.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and, therefore, purchasers of Common Shares may not be able to receive a return on their Common Shares unless they sell them at an amount greater than the price offered.

        We have never declared or paid any dividends on our Common Shares. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and other factors as the board of directors deems relevant. In addition, the covenants provided by us in our debt facilities with Comerica Bank and Export Development Canada restrict our ability to make payments of dividends on our Common Shares.

Our actual financial results may vary from any financial outlook or future oriented financial information that we may disclose.

        Our actual financial results may vary from any financial outlook or future oriented financial information that we may disclose and these variations could be material and adverse. Although we believe that the assumptions underlying any financial outlook, future oriented financial information or other forward-looking statements will be reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified in these risk factors and in the documents incorporated by reference in this Prospectus and the applicable Prospectus Supplement. If our actual results vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. The Company does not currently issue guidance. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

We have a history of negative operating cash flow and may continue to experience negative operating cash flow.

        We had negative operating cash flow for the financial years ended February 28, 2013 and February 28, 2014. Our ability to achieve and sustain positive operating cash flow will depend upon a number of factors, including, among others, our ability to close on new revenue opportunities and to continue our focus on optimizing our costs associated with manufacturing and logistics. To the extent that we have negative cash flow in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities or further loan financing. There can be no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms at least as favourable to us as those previously obtained, or at all.

Future sales of Common Shares by our existing shareholders could cause our share price to fall.

        If our shareholders sell substantial amounts of our Common Shares in the public market, the market price of the Common Shares could fall. The perception among investors that these sales will occur could also produce this effect. All of our outstanding Common Shares will, subject to applicable securities legislation, generally be immediately available for resale in the public markets.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute each shareholder's ownership of our Common Shares.

        We may need to raise additional funds through public or private debt or equity financings in order to:

  •
  fund ongoing operations;

  •
  take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

  •
  develop new products; or

  •
  respond to competitive pressures.

        Any additional capital raised through the sale of equity will dilute each shareholder's percentage ownership of our Common Shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. Our failure to obtain additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations.

Certain Canadian laws could delay or deter a change of control.

        The Investment Canada Act (Canada) subjects an acquisition of control of us by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

Other than for our Common Shares, there is no existing trading market for our Securities and one may never develop.

        There is currently no market through which the Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers of such Securities may not be able to resell such Securities. There can be no assurance that an active trading market will develop for the Debt Securities, Warrants, Subscription Receipts or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

        The public offering prices of the Securities may be determined by negotiation between us and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which such Securities will trade in the public market subsequent to such offering. See "Plan of Distribution".

We face foreign currency risks that could have an adverse effect on your investment.

        In addition, Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Securities denominated in currencies other than Canadian dollars. Such Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Securities we issue may face risks relating to credit ratings that could have an adverse effect on your investment.

        There is no assurance that a credit rating, if any, assigned to Securities, will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by the relevant rating agency. A revised or withdrawal of such rating may have an adverse effect on the market value of such Securities.

We face interest rate risks that could have an adverse effect on your investment.

        Prevailing interest rates may affect the market price or value of the Securities. The market price or value of the Securities may decline as prevailing interest rates rise.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

        The following documents have been (or will be) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part:

  (a)
  the documents listed in the third paragraph under "Where You Can Find More Information" in this Prospectus;

  (b)
  consents of our independent registered public accounting firm;

  (c)
  powers of attorney from our directors and certain of our officers; and

  (d)
  Form F-X — Appointment of Agent for Service of Process and Undertaking.

 LEGAL MATTERS

        Unless otherwise specified in the applicable Prospectus Supplement relating to Securities, certain legal matters will be passed upon for the Company by Dentons Canada LLP with respect to Canadian legal matters and DLA Piper LLP (US) with respect to U.S. legal matters.

        As of the date hereof, the partners and associates of each of Dentons Canada LLP and DLA Piper LLP (US), in each case as a group, beneficially own, directly or indirectly, less than 1%, respectively, of the outstanding securities of the Company.

AUDITOR

        Our auditors are Ernst & Young LLP, Ottawa, Ontario, Canada.

        Our Annual Financial Statements have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report dated May 14, 2014 which is incorporated by reference in this Prospectus and the U.S. Registration Statement of which this Prospectus forms a part, and has been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        Ernst & Young LLP has advised us that they are independent within the meaning of Rule 3520 of the Public Company Accounting Oversight Board, Auditor Independence and the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for our Common Shares is Computershare Investor Services Inc. at its principal offices located in Toronto, Ontario.

PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies of rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. Purchasers should refer to any applicable provisions of the securities legislation of their province for the particulars of these rights or consult with a legal advisor.

        Original purchasers of Subscription Receipts, Warrants or other securities which are convertible, exchangeable or exercisable for other securities of the Company will have a non-assignable contractual right of rescission, exercisable against us in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the applicable Prospectus Supplement or any amendment contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus and the applicable Prospectus Supplement, following which this contractual right of rescission will be null and void. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        In an offering of Subscription Receipts, Warrants or other securities which are convertible, exchangeable or exercisable for other securities of the Company, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial securities legislation, to the price at which the Subscription Receipts, Warrants or other securities which are convertible, exchangeable or exercisable for other securities of the Company are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise or conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal advisor.

QuickLinks

  Filed pursuant to General Instruction II.L. on Form F-10; File No. 333-197611
TABLE OF CONTENTS Prospectus Supplement
Prospectus
IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT
WHERE YOU CAN FIND MORE INFORMATION
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
USE OF PROCEEDS
TERMS OF WARRANTS
PLAN OF DISTRIBUTION
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS AND INTEREST OF EXPERTS
TABLE OF CONTENTS
GENERAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
OUR BUSINESS
CONSOLIDATED CAPITALIZATION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF COMMON SHARES
DESCRIPTION OF WARRANTS
DESCRIPTION OF SUBSCRIPTION RECEIPTS
DESCRIPTION OF UNITS
USE OF PROCEEDS
PRIOR SALES
TRADING PRICE AND VOLUME
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
RISK FACTORS
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
LEGAL MATTERS
AUDITOR
TRANSFER AGENT AND REGISTRAR
PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS